Exhibit 99.1

SOHU.COM REPORTS THIRD QUARTER 2025 UNAUDITED FINANCIAL RESULTS

BEIJING, Nov 17, 2025 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media platform and game business group, today reported unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter Highlights

•	Total revenues were US$180 million, up 19% year-over-year and 43% quarter-over-quarter.

•	Marketing services revenues were US$14 million, down 27% year-over-year and 13% quarter-over-quarter.

•	Online game revenues were US$162 million, up 27% year-over-year and 53% quarter-over-quarter.

•	GAAP net income attributable to Sohu.com Limited was US$9 million, compared with a net loss of US$16 million in the third quarter of 2024 and a net loss of US$20 million in the second quarter of 2025.

•

Non-GAAP[1] net income attributable to Sohu.com Limited was US$9 million, compared with a net loss of US$12 million in the third quarter of 2024 and a net loss of US$20 million in the second quarter of 2025.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the third quarter of 2025, our marketing services revenues were in line with our guidance, while both our online game revenues and our bottom-line performance, benefiting from our continuous efforts in the gaming business, were well above our prior expectations. We recorded positive net income this quarter. For the Sohu media platform, we continued to refine our products and integrate resources to better meet users’ needs and enhance their experiences. Meanwhile, leveraging our product matrix and distinctive events, we remained committed to generating and distributing diversified premium content, and continuously energizing our platform. Our differentiated advantages and unique IP enabled us to further unlock monetization potential. For our online games, both new and established titles delivered outstanding performance, driven by our deep understanding of user needs and proven operational expertise.”

Third Quarter Financial Results

Revenues

Total revenues were US$180 million, up 19% year-over-year and 43% quarter-over-quarter.

Marketing services revenues were US$14 million, down 27% year-over-year and 13% quarter-over-quarter.

Online game revenues were US$162 million, up 27% year-over-year and 53% quarter-over-quarter. The increases were mainly due to the revenue contribution of our new PC game Tian Long Ba Bu (“TLBB”): Return, which was launched in July 2025, as well as increased revenue from TLBB PC that resulted from content updates and in-game promotional activities launched during the quarter.

Gross Margin

Both GAAP and non-GAAP gross margin were 81%, compared with 74% in the third quarter of 2024 and 78% in the second quarter of 2025.

Both GAAP and non-GAAP gross margin for the marketing services business were 10%, compared with 9% in the third quarter of 2024 and 17% in the second quarter of 2025.

Both GAAP and non-GAAP gross margin for online games were 87%, compared with 84% in the third quarter of 2024 and 86% in the second quarter of 2025.

[1]

Non-GAAP results exclude share-based compensation expense; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Expenses

GAAP operating expenses were US$132 million, up 5% year-over-year and 9% quarter-over-quarter. Non-GAAP operating expenses were US$131 million, up 5% year-over-year and 9% quarter-over-quarter.

Operating Profit/(Loss)

Both GAAP and non-GAAP operating profit were US$14 million, compared with an operating loss of US$13 million in the third quarter of 2024 and an operating loss of US$22 million in the second quarter of 2025.

Income Tax Expense

GAAP income tax expense was US$17 million, compared with income tax expense of US$15 million in the third quarter of 2024 and income tax expense of US$9 million in the second quarter of 2025.

Non-GAAP income tax expense was US$17 million, compared with income tax expense of US$11 million in the third quarter of 2024 and income tax expense of US$9 million in the second quarter of 2025.

Net Income/(Loss)

GAAP net income attributable to Sohu.com Limited was US$9 million, or net income of US$0.32 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$16 million in the third quarter of 2024 and a net loss of US$20 million in the second quarter of 2025.

Non-GAAP net income attributable to Sohu.com Limited was US$9 million, or net income of US$0.33 per fully-diluted ADS, compared with a net loss of US$12 million in the third quarter of 2024 and a net loss of US$20 million in the second quarter of 2025.

Liquidity and Capital Resources

As of September 30, 2025, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.2 billion.

Supplementary Information for Changyou Results2

Third Quarter 2025 Operating Results

•

For PC games, total average monthly active user accounts[3] (MAU) were 2.7 million, an increase of 24% year-over-year and 15% quarter-over-quarter. Total quarterly aggregate active paying accounts[4] (APA) were 1.1 million, an increase of 27% year-over-year and 19% quarter-over-quarter. The year-over-year increases in MAU and APA were mainly from TLBB: Return, which was launched in July 2025, as well as the improved performance of TLBB PC, resulting from content updates and optimization launched during recent quarters. The quarter-over-quarter increases in MAU and APA were mainly from TLBB: Return.

•

For mobile games, total average MAU were 1.9 million, a decrease of 42% year-over-year and 4% quarter-over-quarter. Total quarterly APA were 0.3 million, a decrease of 72% year-over-year and 3% quarter-over-quarter. The year-over-year decreases in MAU and APA were mainly due to the natural decline of New Westward Journey, which was launched during the second quarter of 2024.

Third Quarter 2025 Unaudited Financial Results

Total revenues were US$163 million, an increase of 27% year-over-year and 53% quarter-over-quarter. Online game revenues were US$162 million, an increase of 27% year-over-year and 53% quarter-over-quarter.

Both GAAP and non-GAAP gross profit were US$141 million, compared with US$108 million for the third quarter of 2024 and US$92 million for the second quarter of 2025.

Both GAAP and non-GAAP operating expenses were US$54 million, an increase of 19% year-over-year and 31% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to an increase in marketing and promotional spending for our online games, as well as an increase in salary and benefits expenses.

[2]	“Changyou Results” consist of the results of Changyou’s online games business and its 17173.com Website.
[3]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[4]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP operating profit was US$87 million, compared with US$62 million for the third quarter of 2024 and US$50 million for the second quarter of 2025.

Non-GAAP operating profit was US$88 million, compared with US$62 million for the third quarter of 2024 and US$51 million for the second quarter of 2025.

Recent Development

Under the previously-announced share repurchase program of up to US$150 million of the outstanding ADSs, Sohu had repurchased 7.6 million ADSs for an aggregate cost of approximately US$97 million as of November 13, 2025.

Business Outlook

For the fourth quarter of 2025, Sohu estimates:

•	Marketing services revenues to be between US$15 million and US$16 million; this implies an annual decrease of 15% to 20%, and a sequential increase of 10% to 18%.

•	Online game revenues to be between US$113 million and US$123 million; this implies an annual increase of 3% to 12%, and a sequential decrease of 24% to 30%.

•	Both non-GAAP and GAAP net loss attributable to Sohu.com Limited to be between US$25 million and US$35 million.

For the fourth quarter 2025 guidance, the Company has adopted a presumed exchange rate of RMB7.10=US$1.00, as compared with the actual exchange rate of approximately RMB7.15=US$1.00 for the fourth quarter of 2024, and RMB7.13=US$1.00 for the third quarter of 2025.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited and diluted net income/(loss) attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense and interest expense recognized in connection with the Toll Charge from the Company’s non-GAAP financial measures is useful for itself and investors. Further, the impact of share-based compensation expense and interest expense recognized in connection with the Toll Charge could not be anticipated by management and business line leaders, and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow and is not reflected in the cash flows at the equity transaction level, Sohu does not factor in its impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited, and diluted net income/(loss) attributable to Sohu.com Limited per ADS excluding share-based compensation expense is that this expense has been and can be expected to continue to recur in Sohu’s business. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; and Sohu’s reliance on marketing services and online games for its revenues. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2024, and other filings with and information furnished to the SEC.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, November 17, 2025 (8:30 p.m. Beijing/Hong Kong time, November 17, 2025) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/.

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. Sohu operates one of the leading Chinese online media platforms and also engages in the online games business in the Chinese mainland. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of Sohu News App, Sohu Video App, the mobile portal m.sohu.com, the PC portal www.sohu.com, and the online games platform www.changyou.com/en/.

As a mainstream media platform with social features, Sohu is indispensable to the daily life of millions of Chinese, providing to a vast number of users a network of web properties and community based products, which offer a broad array of content such as news, information, text, picture, video, and live broadcasting. Sohu also attracts users to be highly engaged in content generation and distribution, and actively interact with each other on the platform. Sohu’s online games business is conducted by its subsidiary Changyou which develops and operates a diverse portfolio of PC and mobile games, such as the well-known TLBB PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang

Sohu.com Limited

Tel:  +86 (10) 6272-6645

E-mail:  ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp

Christensen

Tel:  +1 (480) 614-3004

E-mail: linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Revenues:
Marketing services	$13,596	$15,624	$18,677
Online games	162,036	105,994	127,721
Others	4,529	4,649	5,594

Total revenues	180,161	126,267	151,992

Cost of revenues:
Marketing services	12,172	12,979	17,040
Online games	21,177	14,544	20,292
Others	1,517	768	2,283

Total cost of revenues	34,866	28,291	39,615

Gross profit	145,295	97,976	112,377
Operating expenses:
Product development (includes share-based compensation expense of nil, nil, and $6, respectively)	61,820	58,824	62,231
Sales and marketing (includes share-based compensation expense of $4, $1, and $9, respectively)	49,699	48,545	48,494
General and administrative (includes share-based compensation expense of $426, $352, and $29, respectively)	20,196	12,922	14,692

Total operating expenses	131,715	120,291	125,417

Operating profit/(loss)	13,580	(22,315)	(13,040)
Other income, net	5,145	3,481	3,635
Interest income	7,140	7,570	9,074
Exchange difference	(563)	185	(988)

Income/(loss) before income tax expense	25,302	(11,079)	(1,319)
Income tax expense	16,636	8,937	15,028

Net income/(loss)	8,666	(20,016)	(16,347)

Net income/(loss) attributable to Sohu.com Limited	8,666	(20,016)	(16,347)

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$0.32	$(0.69)	$(0.52)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited[5]	27,491	28,826	31,729

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$0.32	$(0.69)	$(0.52)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	27,491	28,826	31,729

[5]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2025	As of Dec. 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$133,961	$159,927
Short-term investments	740,605	744,498
Accounts receivable, net	39,839	53,762
Prepaid and other current assets	85,568	83,575

Total current assets	999,973	1,041,762

Fixed assets, net	246,559	252,860
Goodwill	47,115	46,944
Long-term investments, net	43,621	43,120
Intangible assets, net	5,686	7,695
Long-term time deposits	336,865	331,290
Other assets	10,776	10,995

Total assets	$1,690,595	$1,734,666

LIABILITIES
Current liabilities:
Accounts payable	$42,632	$36,043
Accrued liabilities	98,258	97,138
Receipts in advance and deferred revenue	53,787	51,007
Accrued salary and benefits	41,078	47,232
Taxes payables	13,433	14,225
Other short-term liabilities	76,436	76,322

Total current liabilities	$325,624	$321,967

Long-term other payables	3,270	2,807
Long-term tax liabilities	304,418	485,545
Other long-term liabilities	617	1,659

Total long-term liabilities	$308,305	$490,011

Total liabilities	$633,929	$811,978

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,056,322	922,335
Noncontrolling interest	344	353

Total shareholders’ equity	$1,056,666	$922,688

Total liabilities and shareholders’ equity	$1,690,595	$1,734,666

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2025				Three Months Ended Jun. 30, 2025				Three Months Ended Sep. 30, 2024
	GAAP	Non-GAAP Adjustment		Non-GAAP	GAAP	Non-GAAP Adjustment		Non-GAAP	GAAP	Non-GAAP Adjustment		Non-GAAP
		—	(a)			—	(a)			—	(a)

Marketing services gross profit	$1,424	$—		$1,424	$2,645	$—		$2,645	$1,637	$—		$1,637

Marketing services gross margin	10%			10%	17%			17%	9%			9%

		—	(a)			—	(a)			—	(a)

Online games gross profit	$140,859	$—		$140,859	$91,450	$—		$91,450	$107,429	$—		$107,429

Online games gross margin	87%			87%	86%			86%	84%			84%

		—	(a)			—	(a)			—	(a)

Others gross profit	$3,012	$—		$3,012	$3,881	$—		$3,881	$3,311	$—		$3,311

Others gross margin	67%			67%	83%			83%	59%			59%

		—	(a)			—	(a)			—	(a)

Gross profit	$145,295	$—		$145,295	$97,976	$—		$97,976	$112,377	$—		$112,377

Gross margin	81%			81%	78%			78%	74%			74%

Operating expenses	$131,715	$(430)	(a)	$131,285	$120,291	$(353)	(a)	$119,938	$125,417	$(44)	(a)	$125,373

		430	(a)			353	(a)			44	(a)

Operating profit /(loss)	$13,580	$430		$14,010	$(22,315)	$353		$(21,962)	$(13,040)	$44		$(12,996)

Operating margin	8%			8%	-18%			-17%	-9%			-9%

Income tax expense	$16,636	$—		$16,636	$8,937	$—		$8,937	$15,028	$(3,883)	(b)	$11,145

		430	(a)			353	(a)			44	(a)
		—				—				3,883	(b)

Net income/ (loss) before non-controlling interest	$8,666	$430		$9,096	$(20,016)	$353		$(19,663)	$(16,347)	$3,927		$(12,420)

		430	(a)			353	(a)			44	(a)
		—				—				3,883	(b)

Net income/ (loss) attributable to Sohu.com Limited for diluted net loss per share/ADS	$8,666	$430		$9,096	$(20,016)	$353		$(19,663)	$(16,347)	$3,927		$(12,420)

Diluted net income/ (loss) per share/ADS attributable to Sohu.com Limited	$0.32			0.33	$(0.69)			(0.68)	$(0.52)			(0.39)

Shares/ADSs used in computing diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	27,491			27,491	28,826			28,826	31,729			31,729

Note:

(a)	Share-based compensation expense
(b)	Accrued interest expense in connection with the Toll Charge